December 21, 2016

Lyn Shenk

Branch Chief

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549-3561

Mail Stop 3561

Re:                             Brookfield Infrastructure Partners L.P.
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-33632

Dear Mr. Shenk:

We are responding to your comment letter dated December 8, 2016, to Bahir Manios, Chief Financial Officer of Brookfield Infrastructure Partners L.P. (“we” or the “Partnership”).  The Staff’s letter sets forth specific comments (the “Comments”) regarding the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”).

For purposes of facilitating the Staff’s review of our responses to the Comments, the original comments are included at the beginning of each response in bold typeface.

As noted below in our responses, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be.  Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filings are materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Selected Statement of Operating Results and Financial Position Information, page 94

1.              We note your discussion and presentation of various non-IFRS measures without the comparable IFRS measures in the opening paragraphs of this section. Please provide the presentation and discussion, with equal or greater prominence of the most directly comparable IFRS measures by including them in these opening paragraphs. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

The Partnership acknowledges the Staff’s comment and in future filings, commencing with the Partnership’s Form 20-F for the fiscal year ended December 31, 2016, will present comparable IFRS measures in the opening paragraphs of this section with equal or greater prominence given to the most directly comparable IFRS measures.  The following represents an example of the presentation and discussion that we propose to include in future filings:

“To measure performance, we focus on net income, FFO and AFFO, among other IFRS-measures. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures).

Along with net income and other IFRS-measures, FFO is a key measure of our financial performance that we use to assess the operating results and performance of our operations on a segmented basis.  AFFO is also a measure of operating performance, and represents the ability of our operations to generate sustainable earnings.  Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools.  Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.  For further details regarding our use of FFO and AFFO, as well as a reconciliation of net income to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.”

To ensure IFRS measures have equal or greater prominence in the Form 20-F, we propose including the following revised table within the “Selected Statement of Operating Results” section in future filings:

(US$ MILLIONS, EXCEPT PER UNIT INFORMATION)	Year ended December 31
Key Metrics	20XX		20XX		20XX
Net income(1)	$ X		$ X		$ X
Net income per limited Partnership unit (2)	X		X		X
Funds from operations (FFO)	X		X		X
Per unit FFO(3)	X		X		X
Adjusted funds from operations (AFFO)(4)	X		X		X
Distributions per unit	X		X		X
Payout ratio(5)	X	%	X	%	X	%

(1)         Net income attributable to limited partners, non-controlling interest attributable to redeemable partnership units and the general partner

(2)         Average number of limited partnership units outstanding on a time weighted average basis for the year were X million (20XX: X million, 20XX :X million).

(3)         Average units outstanding during the year of X million (20XX: X million, 20XX: X million).

(4)         AFFO is defined as FFO less maintenance capital expenditures, refer to the “Reconciliation from Non-IFRS Financial Measures” section of this MD&A for a reconciliation from net income to AFFO.

(5)         Payout ratio is defined as distributions paid per unit (inclusive of GP incentive and preferred unit distributions) divided by FFO.

Consistent with the tabular presentation above, our discussion surrounding annual performance will give prominence to the most directly comparable IFRS measures, net income and net income per limited Partnership unit, in future filings.

Reconciliation of Non-IFRS Financial Measures, page 106

2.              Please provide a statement disclosing the reasons for each non-IFRS measure presented as to why you believe it provides useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings we propose to include a new section “Performance measures used by management” which will be placed at the start of

Management’s Discussion and Analysis of Financial Condition and Results from Operations.  The following represents an example of the incremental disclosures that we propose to include in future filings, commencing with the Partnership’s Form 20-F for the fiscal year ended December 31, 2016:

“To measure performance, we focus on net income, funds from operations (FFO) and adjusted funds from operations (AFFO), amongst other IFRS-measures. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures).

We believe our presentation of FFO and AFFO is useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations.  Our presentation of FFO and AFFO also gives investors enhanced comparability of our ongoing performance across periods

In deriving FFO and AFFO, we add back depreciation and amortization to net income. Specifically, in our financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation expense is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment.  We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon. We add back non-cash valuation gains or losses recorded in net income as well as breakage and transaction costs as these items are not reflective of our on-going sustainable performance.

While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of the Partnership’s asset base.  In order to assess the long-term, sustainable operating performance of our businesses, we observe that investors take into account the impact of maintenance capital expenditures to derive AFFO, in addition to FFO.  For further details regarding our use of FFO and AFFO, as well as a reconciliation of net income to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.”

When analyzed in conjunction with our IFRS results, we believe that these two measures provide a supplemental understanding of factors and trends affecting our underlying operations.

3.              We note your disclosure on page 107 that you consider AFFO, a non-IFRS measure, a measure of long-term sustainable cash flow. As such, it appears AFFO is a liquidity measure. In that regard, please provide a reconciliation of AFFO to cash from operating activities, the most directly comparable IFRS measures as required under Item 10(e)(1)(i)(B) of Regulation S-K.

In response to the Staff’s comment, in future filings, the Partnership will revise its disclosures to clarify why AFFO is a measure of operating performance. The Partnership acknowledges that referring to AFFO as a measure of “sustainable cash flow” may create ambiguity around the use of the metric and accordingly will remove such wording from future filings, commencing with the Partnership’s Form 20-F for the fiscal year ended December 31, 2016.  Instead, we propose to include the following wording to describe AFFO:

“AFFO is a key measure considered by management to be useful to investors to evaluate the performance of our operations and in helping the Partnership form the basis for our long-term distribution policy.  AFFO allows us to evaluate the long-term, sustainable performance of the Partnership’s operations by taking into consideration on-going maintenance capital requirements of our respective operations. We view maintenance capital expenditures as reflective of the expenditures required to sustain our assets in optimal operating condition over our long-term investment horizon.”

Accordingly, the Partnership respectfully advises the Staff that it will continue to reconcile AFFO to net income which the Partnership considers to be the most directly comparable IFRS measure.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (416) 956-5180.

Very truly yours,

Bahir Manios
Chief Financial Officer
Brookfield Infrastructure Partners L.P.

cc:	Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Partners L.P.
Mile Kurta, Torys LLP